UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer

# 1Q25 Performance

**Webcast**

*May 13, 2025*



PETROBRAS

# Disclaimer

The presentation may contain forwardlooking statements about future events that are not based on historical facts and are not assurances of future results. Such forward- looking statements merely reflect the Company's current views and estimates of future economic circumstances, industry conditions, company performance and financial results. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forward-looking statements. Readers are cautioned that these statements are only projections and may differ materially from actual future results or events. Readers are referred to the documents filed by the Company with the SEC, specifically the Company's most recent Annual Report on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward- looking statements, including, among other things, risks relating to general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates, uncertainties inherent in making estimates of our oil and gas reserves including recently discovered oil and gas reserves, international and Brazilian political, economic and social developments, receipt of governmental approvals and licenses and our ability to obtain financing.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason. Figures for 2Q25 on are estimates or targets.

All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this presentation.

In addition, this presentation also contains certain financial measures that are not recognized under Brazilian GAAP or IFRS. These measures do not have standardized meanings and may not be comparable to similarly-titled measures provided by other companies. We are providing these measures because we use them as a measure of company performance; they should not be considered in isolation or as a substitute for other financial measures that have been disclosed in accordance with Brazilian GAAP or IFRS.

## NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS

We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X.

# CEO's
## *message*



*Magda Chambriard*

# Operational Highlights in 1Q25

## INCREASE IN PRODUCTION

Total oil and natural gas production reached **2.77 million boed**, an **increase of 5.4%** over the previous quarter.

## CONFIRMATION OF NEW DISCOVERIES

New discoveries have been confirmed in Campos Basin (North of Brava Block), in Santos Basin (Aram and Búzios), and we concluded the Cased-hole Formation Test in Colombia (Sirius-2 well).

## BÚZIOS: PRODUCTION START-UP

FPSO Almirante Tamandaré (Búzios 7) **started production on February 15** at Búzios Field, located in the pre-salt of Santos Basin. The FPSO has the potential to produce **up to 225 thousand barrels of oil (bpd) and process 12 million $m^3$ of gas per day.**

## MERO: FPSO ARRIVAL

FPSO Alexandre de Gusmão arrival at the location and completion of mooring.

## EQUATORIAL MARGIN

Completion of the Wildlife Care and Rehabilitation Center, located in Oiapoque/AP, aiming to obtain the Environmental License for drilling (of block FZA-M-59) in Equatorial Margin.



*FPSO Almirante Tamandaré*

# Operational Highlights in 1Q25

## RNEST

Completion of the Revamp of Train 1 at RNEST, increasing the refinery's processing capacity from 115 mbpd to 130 mbpd.

## NGPU BOAVENTURA COMPLEX

Start-up of commercial operation of the 2nd module (May 2025), doubling the total processing capacity to 21 MM $m^3$/d of gas.

## LOW CARBON PRODUCTS WITH HIGHER ADDED VALUE

First sale of VLSFO (Very Low Sulfur Fuel Oil) with 24% renewable content (B24) in Asian market.

## NEW MARKETS FOR OUR OIL

We signed a contract with the Indian state-owned company Bharat Petroleum Corporation Limited (BPCL) to export up to 6 million barrels of oil per year starting in 2025.

## ProFloresta+

Partnership between Petrobras and BNDES for the acquisition of carbon credits generated from the restoration of up to 50,000 hectares of degraded areas in the Amazon, capturing about 15 million tons of carbon.

# Financial
## highlights
# 1Q25



**Fernando Melgarejo**

*Chief Financial and*
*Investor Relations Officer*

PETROBRAS

# Financial Highlights 1Q25

*US$ billion*

**10.7**
**EBITDA** excluding one-off events
*+8% vs. 4Q24*

**4.0**
**Net income** excluding one-off events
*+31% vs. 4Q24*

**8.5**
**OCF**
*+4% vs. 4Q24*

**4.5**
**FCF**
*+20% vs. 4Q24*

*R$ billion*

**11.7**
**Declared Dividends**

**65.7**
**Taxes Paid**

# Our results reflect higher volumes of oil produced and sold



EBITDA
US$ billion
+8%
12.1
12.4
7.2
9.9
10.4
10.7
1Q24
4Q24
1Q25
Adjusted EBITDA
Ajusted EBITDA excluding one-off Events



OCF
US$ billion
+4%
9.4
8.2
8.5
1Q24
4Q24
1Q25



# In addition to the higher production, net income was impacted by the end-of-period FX

*US$ billion*


+31%
4.8
5.4
-2.8
3.1
6.0
4.0
1Q24
4Q24
1Q25
Net income
Net income excluding One-off Events

| | 1Q24 | 4Q24 | 1Q25 |
|---|---|---|---|
| ***BRENT*** (US$/bbl) | 83.2 | 74.7 | 75.7 |
| ***DIESEL CRAKSPREAD*** (US$/bbl) | 30.6 | 19.0 | 24.3 |
| ***END OF PERIOD EXCHANGE RATE*** (R$/US$) | 5.0 | 6.2 | 5.7 |

# CAPEX

*1Q25 CAPEX confirms top management messages during the disclosure of the 4Q24 results*


CAPEX EVOLUTION
US$ billion
3.0
3.4
4.5
5.7
4.1
1Q24
2Q24
3Q24
4Q24
1Q25

*"We will not see the same level of CAPEX in 1Q25 as in 4Q24, and it is very important that this is clear."*

***Magda Chambriard***

# CAPEX implemented linked with physical deliveries that support our future production

| | 1Q24 | 4Q24 | 1Q25 | 1Q25 x 1Q24 |
|---|---|---|---|---|
| ***Investment in FPSOs*** *US$ billion* | 0.5 | 2.0 | 1.0 | +100% |
| ***Average cumulative physical progress of FPSOs**** *%* | 51 | 72 | 76 | +25 p.p. |
| ***Well connections*** *No.* | 8 | 11 | 16 | +100% |
| ***Drilling and completion of new wells*** *No.* | 24 | 26 | 27 | +13% |

## 2025x2024

### FPSOs

- 5 under construction in 1Q24 x 7 under construction from 3Q24 on
- Physical progress according to plan
- Increase in Investments during 4Q24 reflects commitment to the plan, reducing risk of delays and adequating contracts physical-financial gap to 14 p.p.

### SUB

- Highest # of well connections in a 1Q in the last 8 years

### WELLS

- Implementation sustained by a higher number of active drilling rigs

*5 FPSOs under construction in Buzios; P-84 and P-85, which started construction after 3Q24, are not included.

# CASH CAPEX

*1Q25 impacted by the payment of platform construction milestones from 4Q24, due to the adequacy of the physical-financial gap of new systems*


CAPEX x CASH CAPEX
US$ billion
4.1
-0.7
-0.1
1.0
-0.4
0.1
4.0
CAPEX 1Q25
IFRS 16
Geology and geophysics
Payments of 4Q24 billings
1Q25 billings to be paid on 2Q25
Others
Cash CAPEX 1Q25
Net impact of US$ 0.6 billion:
the gap between billings and payment



# Gross debt within the Business Plan threshold

*The increase in gross debt is mainly due to production start-up of FPSO Almirante Tamandaré*

*US$ billion*



Leasing
Financial Debt
Net Debt
Gross Debt
75.5
63.2
21.7
53.9
58.7
47.6
23.0
35.7
53.8
41.5
23.8
30.0
62.6
44.7
33.8
28.8
60.3
52.2
37.1
23.2
64.5
56.0
40.7
23.8
2020
2021
2022
2023
2024
1Q25

| | 2020 | 2021 | 2022 | 2023 | 2024 | 1Q25 |
|---|---|---|---|---|---|---|
| *Average debt maturity (years)* | 11.7 | 13.4 | 12.1 | 11.4 | 12.5 | 12.2 |
| *Spread to the US Treasury rate (% p.y.)* | 4.9 | 4.5 | 2.6 | 2.5 | 2.2 | 2.6 |
| *Adjusted cash (USD billion)* | 12.3 | 11.1 | 12.3 | 17.9 | 8.1 | 8.5 |

# Commitment to distributing results

*Maintaining gross debt within the range established in the Business Plan supports the financial sustainability of the Company*

**DIVIDENDS 1Q25**

R$ 11.7 billion

*R$ 0.91 per share*

**Record Date: 06/02/2025**

**PAYMENT**

**1st installment on 08/20**

- IE: R$ 0.45 per share

**2nd installment on 09/22**

- IE: R$ 0.15 per share
- Dividend: R$ 0.31 per share

**ASSUMPTIONS**

- Financial Sustainability of the Company
- Capital discipline, optimization of cash allocation and liability management
- Positive Accrued Net Income

**1Q25**

SHAREHOLDER REMUNERATION (45% x FCF) = DIVIDENDS + INTEREST ON EQUITY

**R$ 11.7 billion**

* *The share buyback program was terminated on August 5, 2024.*

# Our contribution to society in 1Q25

## R$ 65.7 billion in taxes

| FEDERAL TAXES | STATE TAXES |
|---|---|
| *R$ 22.6 billion* | *R$ 26.1 billion* |
| **MUNICIPAL TAXES** | **GOVERNMENT TAKE** |
| *R$ 0.6 billion* | *R$ 16.4 billion* |



R$ 66 Million*
invested in Voluntary Socio-Environmental Projects and Sponsorships

*Obs.: Cash perspective*
** Holding perspective*

# Business Plan and governance prepare Petrobras to generate value in challenging price environments

*Our strategy: high-return investments that are only approved with a positive NPV in a robust scenario*



And it is solid even in low Brent prices scenarios
BREAKEVEN BRENT*
US$ 28/bbl
average
of portfolio
US$ 35/bbl
~65%
of CAPEX
US$ 45/bbl
~98%
of CAPEX**
* Brent price that generates zero NPIV
** The remaining 2% of CAPEX refers to complementary projects that represent less than 2% of production. Complementary projects are tested in the base-case scenario, but to be effectively implemented, they need to demonstrate a positive NPV in a robustness scenario (US$ 45/bbl)
30

*The projects in the Under Evaluation Portfolio remain bound to economical feasibility and on the condition that they do not compromise the capital structure*

*A solid Shareholder Remuneration Policy ensures dividends compliant with different Brent prices, without compromising the Company's financial strength*

*Source: BUSINESS PLAN PETROBRAS 2025-2029*

# Yet, we are incorporating actions into the Business Plan to strengthen our resilience

*Our strategy **remains unchanged**.*

*The next Business Plan is being developed taking into account **a reality with a new level for oil prices**.*

*Minimize inflationary effects through optimization of expenditures.*

*Mitigate the impact of lower prices on free cash flow.*

*Prioritize projects that generate cash flow in the short term.*

# QUESTIONS


KATIANY A+